Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 8, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 8, 2004 [English translation].

Jlw10/19

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
General Manager, Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

October 8, 2004

Sumitomo Corporation
Motoyuki Oka, President and CEO
Stock Exchange Code 8053
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Sumitomo Corporation Announces the Outline of its Upcoming Medium-term Management Plan, the "Achievement & Growth Plan" (starting from April 2005 to March 2007)

Sumitomo Corporation announced the outline of the upcoming two-year medium-term management plan, the "Achievement & Growth Plan," or "AG Plan" starting from April 2005 to March 2007. Please refer to the attachment.

The details of the AG Plan are to be determined by March 2005 and then announced.

Attachment;

Achievement & Growth Plan (April 2005 to March 2007)

October 8, 2004

Sumitomo Corporation

Achievement & Growth Plan (AG Plan) FY2005-2006

- Achieving 7.5% of risk-adjusted return ratio and aiming for further growth-

Since Reform Package (FY1999-2000), Sumitomo Corporation has been making steady progresses both in expanding earnings base and enhancing corporate strength to achieve sufficient profitability to cover the cost of shareholders' equity, risk-adjusted return ratio of 7.5%.

Under the upcoming medium-term management plan, the Achievement & Growth Plan, or AG Plan, our quantitative targets are set as follows;

Quantitative targets (FY 2005 – 2006)

- **Risk-adjusted return ratio : 7.5% or above each year**
- **Net income : two-year total of 190 billion yen**
  (Rough indication ; 90 billion yen for FY2005,
  100 billion yen for FY2006)

In addition, our directions are summed up in the following three subjects:

- **Expansion of our earnings base through dynamic growth strategies**
- **Implementation of human resource strategies matching our growth strategies**
- **Pursuit of soundness and efficiency.**

We will push ahead in these subjects on a global basis securing a 7.5% risk-adjusted return ratio and aiming for further growth.